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                             December 6, 2021

       Marc Lasky
       Chief Executive Officer
       Fernhill Corp
       3773 Howard Hughes Pkwy
       Suite 500S
       Las Vegas, NV 89169

                                                        Re: Fernhill Corp
                                                            Amendment No. 3 to
Offering Statement on Form 1-A
                                                            Filed November 22,
2021
                                                            File No. 024-11630

       Dear Mr. Lasky:

              We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

       Form 1-A Amendment 3 file November 22, 2021

       Financial Statements, page F-1

   1. Please tell us how you determined that it was not necessary to include financial statements of Qandlestick LLC
pursuant to Rule 8-04 of Regulation S-X.
 Marc Lasky
Fernhill Corp
December 6, 2021
Page 2

        You may contact William Demarest at 202-551-3432 or Robert Telewicz at 202-551-
3438 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Pam Howell at 202-551-3357 with any other questions.



                                                        Sincerely,
FirstName LastNameMarc Lasky
                                                        Division of Corporation
Finance
Comapany NameFernhill Corp
                                                        Office of Real Estate &
Construction
December 6, 2021 Page 2
cc:       Jeff Turner, Esq.
FirstName LastName